Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Warrants to Purchase Series C Senior Convertible Preferred Stock; 2000 Stock Incentive Plan; and 2006 Stock Option and Incentive Plan of Optium Corporation, of our report dated September 12, 2006 (except for Note 20, as to which the date is October 10, 2006), with respect to the consolidated financial statements of Optium Corporation as of July 30, 2005 and July 29, 2006 and for each of the two fiscal years then ended included in the Registration Statement (Form S-1 No. 333-135472) and related Prospectus of Optium Corporation for the registration of shares of its common stock, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, PA
November 17, 2006